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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2005 - Amended

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
1350-650 West Georgia Street Vancouver BC Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment No. 1 to the Interim Report on Form 6-K for the period ended July 31, 2005 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures in Annual Reports on Form 20-F under Item 17 (Financial Statements).

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Interim Report on Form 6-K for the period ended July 31, 2005 or reflect any events that have occurred after the Form 6-K was filed on September 23, 2005.

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Six months ended July 31, 2005

(unaudited – prepared by management)

Form 51-102F1

These financials statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Operations
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004	2005	2004
	3 months	3 months	6 months	6 months
Mineral Property Interests
Revenue
Option Proceeds	$ -	$ 33,230	$ 40,000	$ 117,230
Project management fees	15,891	21,286	16,481	23,163
	15,891	54,516	56,481	140,393
Expenses
Acquisition costs	4,783	3,118	6,914	100,453
Exploration expenditures	410,551	137,892	482,497	177,908
Exploration tax credits	(1,161)	(16,051)	(2,220)	(16,573)
Joint venture reimbursement	(14,492)	(12,320)	(16,742)	(12,320)
	399,681	112,639	470,449	249,468
Loss from mineral property operations	(383,790)	(58,123)	(413,968)	(109,075)
Other Operations
Revenue
Other	6,612	1,516	7,270	1,691
Expenses
Accounting and legal	8,190	5,514	13,428	6,195
Depreciation	5,734	3,404	10,519	6,401
Foreign exchange loss (gain)	(66)	1,590	423	(1,242)
Investor services	19,188	26,524	29,289	36,198
Management services	24,722	25,841	66,824	51,001
Marketing	22,265	31,371	43,965	49,470
Office	28,863	54,988	51,633	62,763
Rent	17,577	9,673	27,507	19,599
Salaries and support services	62,829	38,765	124,548	78,597
Share-based compensation	-	37,013	18,506	82,529
Travel and entertainment	7,964	22,131	21,772	33,031
	197,266	256,814	408,414	424,542
Loss from other operations	(190,654)	(255,298)	(401,144)	(422,851)
Loss before the undernoted	(574,444)	(313,421)	(815,112)	(531,926)

Interest	12,670	11,426	26,768	14,065
Gain on Marketable Securities	-	2,685	-	10,318
Net Loss	$ (561,774)	$ (299,310)	$ (788,344)	(507,543)

Loss Per Share	$ (0.03)	$ (0.02)	$ (0.04)	$ (0.03)
Weighted average number of shares outstanding	18,008,766	17,725,028	17,951,120	16,593,925

RIMFIRE MINERALS CORPORATION
Consolidated Balance Sheets
July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2005	2004	Jan. 31
ASSETS				2005
Current
Cash		$2,501,857	$3,358,679	$2,724,083
Marketable securities		139,870	122,750	139,870
Accounts receivable		222,501	42,075	193,726
Prepaid expenses		111,130	946	6,885
Deposits - Equity Engineering (Note 7)		79,698	935,955	-
		3,055,056	4,460,405	3,064,564

Capital Assets, less accumulated
depreciation of $46,821 (2004 - $36,134)		53,151	42,530	44,061
Project Deposits (Note 4)		27,700	44,400	44,400
Mineral Property Interests (Note 5)		-	-	-

		$3,135,907	$4,547,335	$3,153,025

LIABILITIES
Current
Accounts payable and accruals		$214,821	$36,620	$88,811
Payable to related party (Note 7)		-	-	33,368
Joint venture project deposits		74,328	893,283	97,806
Reclamation obligation (Note 10)		35,363	-	35,363

		324,512	929,903	255,348

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		8,177,823	7,391,835	7,467,987
Contributed Surplus (Note 6 )		918,753	734,297	926,527
Deficit		(6,285,181)	(4,508,700)	(5,496,837)
		2,811,395	3,617,432	2,897,677

		$3,135,907	$4,547,335	$3,153,025

APPROVED BY THE BOARD
“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Cash Flows
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004	2005	2004
	3 months	3 months	6 months	6 months
Cash Flows Used for Operating Activities
Other
Cash paid to suppliers and employees	$(227,605)	$ (201,746)	$(363,566)	$ (286,249)
Repayment of advances from related party	(45,471)	(966,459)	(113,065)	(967,562)
Other revenue received	-	1,516	623	1,691
Mineral property interest costs
Paid for acquisition costs	(5,211))	(3,118)	(8,279)	(100,453)
Paid for exploration costs	(368,197)	(135,871)	(468,249)	(175,887)
Exploration reimbursements received	905	12,320	2,952	12,320
Exploration tax credits and grants received	-	-	-	45,242
Exploration funding (paid) received	(14,211)	709,401	(23,478)	893,283
Project management fees received	15,891	17,712	16,481	19,589
Reclamation deposits (paid) received	-	(4,000)	16,700	(24,200)
Option proceeds received	-	33,230	40,000	83,230

	(643,899)	(537,015)	(899,881)	(498,996)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	-	8,935	-	29,068
Interest income	4,691	5,191	7,219	8,830
Purchase of office and computer equipment	(5,795)	(4,447)	(13,120)	(24,968)

	(1,104)	9,679	(5,901)	12,930

Cash Flows From Financing Activities
Common shares issued for cash	705,110	12,500	709,160	3,166,700
Share issue costs	(24,684)	(6,056)	(25,604)	(239,869)

	680,426	6,444	683,556	2,926,831

Increase (Decrease) in Cash	35,423	(520,892)	(222,226)	2,440,765
Cash, Beginning of Period	2,466,434	3,879,571	2,724,083	917,914

Cash, End of Period	$2,501,857	$3,358,679	$2,501,857	$3,358,679

Supplemental Information on Non-Cash Transactions
Marketable securities received	$ -	$ -	$ -	$ (34,000)
Mineral property interest option proceeds	-	-	-	34,000
Share-based compensation expense	26,280	(37,013)	7,774	(82,529)
Contributed surplus	(26,280)	37,013	(7,774)	82,529

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004	2005	2004
	3 months	3 months	6 months	6 months
Common Shares (Note 6) (net of share issue costs)
Balance, beginning of period	$7,471,117	$7,367,871	$7,467,987	$4,447,484
Issued for
Private placement	-	-	-	2,659,200
Private placement (flow-through)	500,000	-	500,000	-
Share-purchase warrants	186,360	-	190,410	495,000
Stock option plan	45,030	30,020	45,030	30,020
Mineral properties	-	-	-	-
Share issue costs	(24,684)	(6,056)	(25,604)	(239,869)

Balance, end of period	8,177,823	7,391,835	8,177,823	7,391,835

Retained Earnings
Balance, beginning of period	(5,723,407)	(4,209,390)	(5,496,837)	(4,001,157)
Loss for the period	(561,774)	(299,310)	(788,344)	(507,543)

Balance, end of period	(6,285,181)	(4,508,700)	(6,285,181)	(4,508,700)

Contributed Surplus
Balance, beginning of period	945,033	714,804	926,527	669,288
Share-based compensation	-	37,013	18,506	82,529
Options exercised	(26,280)	(17,520)	(26,280)	(17,520)

Balance, end of period	918,753	734,297	918,753	734,297

Shareholders’ Equity	$2,811,395	$3,617,432	$2,811,395	$3,617,432

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Six months ended July 31, 2005
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Option Proceeds	Acquisition Costs	Exploration Costs	Joint Venture Repayment	Tax Credits

Adam	$ -	$ -	$ 1,976	$ -	$ (1)
Alaska	-	-	86	-	-
Fer	-	-	10,633	(7,306)	-
Kizmet	-	5,504	5,557	-	(327)
RDN	40,000	-	1,041	-	(15)
Simpson	-	-	-	-	-
Thorn	-	-	315,252	(6,821)	(1,977)
Tide	-	-	8,179	(364)	(49)
Walker Lane	-	1,174	113,014	-	-
William’s Gold	-	-	7,694	-	(65)
Yukon T.E.I.	-	-	4,975	(1,140)	-
Other	-	236	14,090	(1,111)	214

Total	$ 40,000	$ 6,914	$482,497	$ (16,742)	$(2,220)

Cumulative Net Mineral Property Costs since Inception
Balance	Current	Balance
January 31, 2005	Expenditures	July 31, 2005

Adam	$ 60,336	$ 1,975	$ 62,311
Alaska	23,621	86	23,707
Fer	100,802	3,327	104,129
Kizmet	185,321	10,734	196,055
RDN	800,676	(38,974)	761,702
Simpson	71,955	-	71,955
Thorn	665,276	306,454	971,730
Tide	(59,978)	7,766	(52,212)
Walker Lane	35,461	114,188	149,649
William’s Gold	190,955	7,629	198,584
Yukon T.E.I.	185,450	3,835	189,285
Other	11,074	13,429	24,503

Total	$ 2,270,949	$ 430,449	$ 2,701,398
* Other includes property examinations, generative projects, and exploration initiatives that are not associated with specific mineral property interests or agreements.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated interim financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. and Rimfire Nevada Ltd. (collectively the “Company”).

Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment (prior to March 23, 2004)	30%
Computer equipment (after March 23, 2004)	45%
Office equipment and furniture	20%
Field equipment	30%
Leasehold improvements – 4 year lease remaining	25%

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties, which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 5.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property. The amounts shown for mineral property expenditures and related costs do not necessarily represent present or future recoverable values. The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Mineral Property Reclamation Obligations

The company may have an obligation to complete reclamation work on mineral property interests where exploration activities have occurred in the past and may occur in future years under the Company’s guidance. Reclamation work is normally completed at the end of each season’s exploration program; however, for on-going projects where it is anticipated that future programs will require the same infrastructure, some remedial work is not undertaken until the completion of all exploration programs.

An estimate has been made of the cost for a third party to undertake this reclamation obligation for all active projects. A reclamation obligation expense has been calculated as the present value of the cost if it were to be undertaken during the year of tenure expiry or in 2008, whichever comes first. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 6. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The Company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Loss per Share

The basic loss per share is calculated on the basis of the weighted average number of common shares of the Company that were outstanding in each reporting period. The diluted loss per share, which is disclosed only if dilutive, includes the potential dilution from share purchase options, calculated using the treasury stock method, in the weighted average number of shares.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as it incurs the related exploration expenditures. Flow-through mining expenditures will first be applied against any outstanding renounced expenditure then used to determine the exploration tax credits to which the company may be entitled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 9 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following tables:

Consolidated Statements of Operations

	2005	2004	2005	2004
Mineral Property Interests	3 months	3 months	6 months	6 months
Revenue
As originally presented	$ -	$ 33,230	$ 40,000	$ 117,230
Reclassification of project management fees	15,891	21,286	16,481	23,163
Revised	15,891	54,516	56,481	140,393

Other Operations
Revenue
As originally presented	35,173	34,228	50,519	38,919
Reclassification of interest received	(12,670)	(11,426)	(26,768)	(14,065)
Reclassification of project management fees	(15,891)	(21,286)	(16,481)	(23,163)
Revised	6,612	1,516	7,270	1,691

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Consolidated Statements of Operations (continued)

	2005	2004	2005	2004
	3 months	3 months	6 months	6 months
Loss before the undernoted (revised)
Loss before the undernoted	$ (574,444)	$(313,421)	$(815,112)	$(531,926)
Reclassified interest income	12,670	11,426	26,768	14,065

Consolidated Statements of Cash Flows

	2005	2004	2005	2004
	3 months	3 months	6 months	6 months
Cash Flows Used for Operating Activities
As originally presented	$(639,208)	$(527,824)	$(909,362)	$(465,966)
Reclassification of reclamation deposits (paid) received	-	(4,000)	16,700	(24,200)
Reclassification of interest received	(4,691)	(5,191)	(7,219)	(8,830)
Revised	(643,899)	(537,015)	(899,881)	(498,996)

Cash Flows Used for Investing Activities
As originally presented	(5,795)	488	3,580	(20,100)
Reclassification of reclamation deposits (paid) received	-	4,000	(16,700)	24,200
Reclassification of interest received	4,691	5,191	7,219	8,830
Revised	(1,104)	9,679	(5,901)	12,930

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MARKETABLE SECURITIES

	2005	2004
CANGOLD Ltd. – 250,000 shares (2004 -150,000 shares)	$ 80,000	$ 64,000
Hyder Gold Inc. – 150,000 shares	18,000	10,500
Plutonic Capital Inc. – 125,000 shares (2004- 150,000 shares)	27,500	33,000
Serengeti Resources Inc. – 175,000 shares (2004- 100,000 shares)	31,500	18,000
Stikine Gold Corp.(2004 - 25,000 shares)	-	6,250
Western Keltic Mines Inc. –89,500 shares (2004 - 100,000 shares)	23,270	26,000

	180,270	157,750
Less previous write-down to estimated market value	(40,400)	(35,000)

	$ 139,870	$ 122,750

Fair market value of the marketable securities on July 31, 2005 was approximately $203,118 (2004 - $214,750).

4.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the bond is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the bond is increased. The following schedule shows reclamation deposits for each project

Project	Date of Deposit	Amount
Tide	August 13, 2002	$ 3,500
RDN	April 13, 2004	10,800
	April 21, 2004	9,400
William’s Gold	June 7, 2004	4,000
TOTAL		$ 27,700

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the six months ended July 31 were:

	2005	2004
Acquisition Costs	$ 6,914	$ 100,453

Exploration Costs
Aircraft and helicopter	88,185	17,693
Camp	44,289	3,541
Chemical analysis	22,422	1,060
Drafting	3,064	7,421
Drilling and trenching	14,700	-
Equipment rental	7,083	1,187
Freight	5,110	552
Geological and engineering	176,163	92,713
Geophysical surveying	28,044	-
Maps and reproductions	5,244	13,214
Materials and supplies	15,183	4,590
Project management	41,539	11,563
Recording and filing	13,454	15,498
Travel	18,017	8,876

	482,497	177,908
Exploration tax credits and grants	(2,220)	(16,573)
Joint venture reimbursement	(16,742)	(12,320)

	463,535	149,015

Option Proceeds	(40,000)	(117,230)

Cumulative Net Expenditures, Beginning of Period	2,567,029	1,835,045

Cumulative Net Expenditures, End of Period	2,997,478	1,967,283

Property write-down and abandonment	(296,080)	(279,547)

Net Mineral Property Costs From Inception	$ 2,701,398	$ 1,687,736

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The Company’s mineral property interest commitments are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company has earned its interest by making staged payments totalling $230,000, completing exploration expenditures of $50,000 and issuing a total of 200,000 common shares. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (“CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of exploration expenditures of $1,2 million:, cash payments totalling $190,000 and issuing 250,000 shares of CANGOLD to the Company. In September 2004, CANGOLD completed these requirements. The Company and CANGOLD have entered into a joint venture agreement for further development of the property. CANGOLD is currently operator for the project.

RDN Property, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The Company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The Company may purchase one-half of the net smelter royalty for $666,666.

The Company signed an option agreement, effective March 29, 2004 and amended November 19, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005

•

not less than an aggregate of $3,500,000 on or before December 31, 2006

•

not less than an aggregate of $5,000,000 on or before December 31, 2007

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006

•

$75,000 on or before March 1, 2007

Rimfire will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

William’s Gold Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company earned the remaining 50% interest by making cash payments totalling $57,500 and issuing 125,000 common shares. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the net smelter return for $1,000,000. Advance Royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the Company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Serengeti assumed the following obligations from the original and amended agreements with Plutonic:

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti (received)

•

50,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005

•

an additional $600,000 on or before December 31, 2006

The Company will be operator for the exploration programs until Serengeti’s interest has vested. In November 2004 additional claims were staked which were converted to two claims totalling 1,184 hectares. These Wave claims will be jointly explored with the Tide property but do not form part of the property agreement.

Kizmet Property, British Columbia

In April 2003, the Company acquired the Kizmet (formerly Sutlahine) Property by staking 4 claims comprising 80 units. Twenty-eight additional claims were staked in October 2003. An additional 12 claims totalling 219 units were staked in May 2004. The mineral claims have been converted to 28 claims totalling 18,675 hectares. A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 to fulfill the assessment work requirement to keep these claims in good standing until December 2006. On January 12, 2005 the Company used the new on-line map-staking process to acquire 23 claims totalling 9,263 hectares.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

On January 25, 2005 The Company signed a memorandum of understanding with Barrick Gold Corporation (“Barrick”) to jointly explore the Kizmet claims. Barrick will contribute 169 claims totalling 67,865 hectares while Rimfire will contribute 51 claims totalling 27,939 hectares. The companies will establish a 50:50 joint venture upon completion of a formal option agreement. Upon signing, Barrick will pay the Company $75,000 Canadian Dollars.

Barrick can increase their interest to an aggregate 80% upon completion of the following:

•

to 65% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Company’s election, to 80% upon assisting the Company with project financing.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. These claims have been converted to 2 claims totalling 1,823 hectares. The Company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing until April 2007.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended October 28, 1999, and October 11, 2000, the Company has earned a 51% interest in the claims. The exploration expenditures required to earn an 85% interest were not completed. Boliden’s interest in the property has been sold to Breakwater Resources Ltd. (“Breakwater”).The Company and Breakwater will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

Simpson Property, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until December 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property. On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004(completed)

•

an additional $75,000 USD by January 30, 2005, (completed) and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement. AngloGold has also elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Eagle Property, Alaska

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005 (completed), and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Cash payments to the Company of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement.  AngloGold has elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Beverly, Boundary and SE Surf properties, Alaska

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in the California and Surf properties, which included separate claim blocks now called Beverly, Boundary and SE Surf. The joint venture partner, Western Keltic Mines Inc., held the remaining 70% interest in the properties.

In August 2003, Western Keltic Mines Inc. sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Additional staking in March 2004 added 42 claims to the Boundary property and 16 claims to the SE Surf property.

Scot claims, Alaska

In August 2003, the Company staked 39 claims in the Goodpaster District of Alaska, adjacent to current projects. Wildfires in the area prevented exploration of these claims during the summer of 2004, therefore cash in lieu of labour has been paid to keep the claims in good standing.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Yukon Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Yukon. Expenditures for compilation and fieldwork were shared equally between the Company and Newmont.

Walker Lane Project

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area of in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in expenditures within the project area during the term of the two year agreement. Rimfire may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On Rimfire’s acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon Rimfire expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the Net Smelter Return Royalty, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration to earn its 50% interest.

6.

SHARE CAPITAL

Authorized:

     unlimited common shares without par value

Issued and fully paid	2005		2004
	Number of Shares	Amount	Number of Shares	Amount
January 31	17,855,220	$7,467,987	13,615,621	$ 4,447,484
Issued for cash
Common shares, net of share issue costs of $25,604 (’05), $239,869 (’04)	689,567	709,836	4,146,907	2,944,351
Issued for mineral properties	-	-	-	-
July 31	18,544,787	$ 8,177,823	17,762,528	$ 7,391,835

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,827,522 shares for the issue of share purchase options.  The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

Options	Outstanding	Weighted average exercise price	Expiry dates
Director	727,500	$ 0.58	Mar-06 to Dec-09
Officer	405,000	0.73	Mar-06 to Dec-09
Employee	345,000	0.90	Mar-06 to Dec-09
Total	1,477,500	$ 0.70

Warrants	Number of Shares	Issue Price Per Share	Expiry Date	Grant Date
Broker Warrants	59,600	$0.90	12-Sep-05	12-Mar-04
Share Purchase Warrants	1,028,334	$1.15	12-Sep-05	12-Mar-04
	415,120	$1.15	23-Sep-05	23-Mar-04

The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using a generally accepted option pricing model, such as the Black-Scholes model. The following assumptions were used in valuing the options granted during the year:

Volatility	100 - 150%
Risk-free interest rate	2.01 - 2.82%
Expected life	2 to 5 years
Expected dividend yield	-

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and significant shareholders of the Company.  Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the quarter ended July 31, 2005, the Company paid Equity $5,749 for geological consulting services and $63,125 for providing general corporate and administrative services composed of $720 for investor services, $24,086 for management services, $2,612 for office, $17,393 for rent and $18,314 for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

8.

FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). The significant differences between US GAAP and Canadian GAAP are as follows:

(a) Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the Company has elected to measure stock-based compensation costs for employees using the fair value based method of accounting. The Company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

(b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(c) Mineral Property acquisition costs (restated)

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

Note 9 (c) and (f) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP, effective for periods beginning after April 30, 2004.

(d) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. All shares have been released from escrow as of June 22, 2005 thus eliminating this difference.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

(e) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(f) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	July 31 2005
	Canadian GAAP	Adj. (b,c)	U.S. GAAP
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	47,939	47,939
Share capital (b)	8,177,823	-	8,177,823
Deficit	(6,285,181)	47,939	(6,237,242)
	July 31 2004
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	26,301	26,301
Share capital (b)	7,391,835	-	7,391,835
Deficit	(4,508,700)	26,301	(4,482,399)
	January 31 2005
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	41,025	41,025
Share capital (b)	7,467,987	-	7,467,987
Deficit	(5,496,837)	41,025	(5,455,812)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Consolidated Statements of Operations

Previously reported	3 months ended		6 months ended
	July 31 2005	July 31 2004	July 31 2005	July 31 2004
Net loss under Canadian GAAP	$ (561,774)	$ (299,310)	$ (788,344)	$ (507,543)
Reversal of acquisition costs (c)	4,783	2,861	6,914	26,301
Impairment provision (c)	(4,783)	(2,861)	(6,914)	(26,301)
Future income tax recovery (b)	-	-	-	-
Deferred tax benefit (b)	-	-	-	-
Net loss under U.S. GAAP	$ (561,774)	$ (299,310)	$ (788,344)	$ (507,543)
Weighted average number of shares under Canadian GAAP	18,008,766	17,725,028	17,951,120	16,593,925
Escrow shares	-	(29,865)	-	(29,865)
Weighted average number of shares under U.S. GAAP	18,008,766	17,695,163	17,951,120	16,564,060

Loss Per Share under U.S. GAAP	$ (0.03)	$ (0.02)	$ (0.04)	$ (0.03)

Restated	3 months ended		6 months ended
	July 31 2005	July 31 2004	July 31 2005	July 31 2004
Net loss under Canadian GAAP	$ (561,774)	$ (299,310)	$ (788,344)	$ (507,543)
Net mineral property interest acquisition costs (c)	4,783	2,861	6,914	26,301
Future income tax recovery (b)	-	-	-	-
Deferred tax benefit (b)	-	-	-	-
Net loss under U.S. GAAP	$ (556,991)	$ (296,449)	$ (781,430)	$ (481,242)
Weighted average number of shares under Canadian GAAP	18,008,766	17,725,028	17,951,120	16,593,925
Escrow shares	-	(29,865)	-	(29,865)
Weighted average number of shares under U.S. GAAP	18,008,766	17,695,163	17,951,120	16,564,060

Loss Per Share under U.S. GAAP	$ (0.03)	$ (0.02)	$ (0.04)	$ (0.03)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Consolidated Statements of Cash Flows (e)

	3 months ended July 31		6 months ended July 31
	2005	2004	2005	2004
Net loss under Canadian GAAP	$ (561,774)	$ (299,310)	$ (788,344)	$ (507,543)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	5,734	3,404	10,519	6,401
Foreign exchange losses	(66)	1,590	423	(1,242)
Share-based compensation	-	37,013	18,506	82,529
Non-cash option proceeds	-	-	-	(34,000)
Gain on sale of marketable securities	-	(2,685)	-	(10,318)
Interest income	(12,670)	(11,426)	(26,768)	(14,065)
Increase in accounts receivable	(58,773)	(25,297)	(28,775)	50,018
Increase in prepaid expenses	(152,883)	(922,468)	(183,943)	(921,938)
Increase in project reclamation deposits	-	-	16,700	(24,200)
Increase in accounts payable	150,671	(27,237)	105,279	(17,921)
Increase in exploration funding deposits	(14,211)	709,401	(23,478)	893,283
Total adjustments	(82,198)	(237,705)	(111,537)	8,547

Net cash used for operating activities	$ (643,972)	$ (537,015)	$ (899,881)	$ (498,996)

9.

ENVIRONMENTAL

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

For the quarter ended

July 31, 2005

Management Discussion and Analysis

1.1

Date

The information in this form includes financial results for the quarter ending July 31, 2005 with other information current to September 20, 2005.

1.2

Overall Performance

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Nevada and Alaska.

The Company closed a 400,000 share flow-through private placement at a price of $1.25 per share for proceeds of $500,000. The proceeds of the placement will be used to explore existing projects in British Columbia including the Thorn and William’s Gold properties.

The exploration season in northern British Columbia commenced, with work programs completed at the Tide, Thorn, RDN, and William’s Gold properties, while partner Barrick completed a first phase of work on the Kizmet joint venture claims.

Exploration Overview

Field crews at the Thorn Property completed a program of mapping, prospecting, soil geochemistry, Induced Polarization (IP) geophysics and diamond drilling in the quarter. Mapping, prospecting and geochemical surveys focused on the margins of the Thorn Stock and the volcanic rocks adjacent to it. Two holes tested the Talisker IP anomaly, 100 metres either side of the only hole in 2004 to test the anomaly. Two holes tested a new IP chargeability high anomaly (Cutty Sark) and the fifth hole tested the Balvenie IP anomaly. Hole THN05-37 intersected 4.2 m averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper, extending the Talisker Zone mineralization 100 metres along strike.

A first phase program was completed at the Tide Property, funded by partner Serengeti Resources Inc. This program tested the 36 and 52 Zones with diamond drill holes. A total of 967 metres were completed in eight drill holes, four on each target. Mapping, soil geochemical surveying and trenching in the area of the 52 Zone were also completed.

Northgate Minerals Corporation completed a first phase of work at the RDN property. Exploration targeted the Rest, Arctic Grid and Blind Fault areas of the property. This field program consisted of mapping, prospecting, trenching and soil geochemical work to define drill targets for a September diamond drilling program.

Work is ongoing on the Kizmet JV with partner Barrick Gold Corporation. Barrick has undertaken a reconnaissance program to evaluate the 960 square kilometre property. Rimfire’s wholly-owned William’s Gold property was evaluated in August, with the focus of the program being the investigation of the copper-gold porphyry potential of the northern portion of the property.

Work during the second quarter on targets in the Walker Lane Alliance with Newmont Mining consisted of compilation and interpretation of data collected during site evaluations in the first quarter. No claims have been acquired, and the evaluation process is ongoing.

Management Discussion and Analysis

Financial Overview for Quarter Ended July 31, 2005

The Company completed a private placement consisting of 400,000 flow-through shares at a price of $1.25 per share during the second quarter of 2005. The proceeds will be used to fund exploration at the Thorn, William’s Gold and other BC properties during 2005.

Exploration expenditures during the quarter are higher than in the same quarter last year due to exploration work on the Thorn Property. CANGOLD Limited has completed their earn-in of 51% of the property, so the Company has contributed 49% of the exploration costs for the current program. This represents 75% of the Company’s exploration expenditures for the second quarter and 65% of the expenditures year to date. The other factor affecting exploration expenditures is the addition of the Walker Lane project in Nevada. Extensive field work was undertaken during the first quarter when the remainder of the Company’s properties are inaccessible due to weather. Exploration tax credits earned to date are much lower than last year since eligible expenditures subsequent to the private placement will be allocated to the flow-through share renunciation.

General and administrative expenses are lower in 2005 than in the same period in 2004. The largest decrease is in investor services, marketing and travel. This reflects the change to a strategic marketing program with less emphasis on trade show participation. At the same time, there has been an increase in salaries and support services since the number of full-time staff has increased.

The Company’s working capital as of July 31, 2005 was $2,730,544, comprised primarily of term deposits and other forms of cash, compared to $2,809,216 at the end of January and $3,530,502 as of July 31, 2004.

1.3

Selected Annual Performance

Not Applicable

1.4

Results of Operations

For the quarter ended July 31, 2005, Rimfire incurred a net loss of $561,774 ($0.03 per share) compared to a net loss of $299,310 ($0.02 per share) in the same quarter during the previous year. Revenue remained stable as increased interest income was offset by lower project management fees.

The major increases in general and administrative expenses are for rent and salaries and support services. Salaries and support services increased from $38,765 in 2004 to $62,829 in 2005. This reflects the addition of one full –time staff member and additional support services provided by Equity Engineering Ltd. since the comparable period last year. Rent during the quarter increased from $9,673 in 2004 to $17,577 in 2005 as office renovations were completed allowing more office space for the use of Company staff.

Investor services expense has been split into two components to reflect the re-alignment of marketing strategies. Investor services expense includes only the costs required to maintain a public listing and to provide services to current shareholders. This includes listing fees and transfer agent costs. Marketing expense includes the costs to provide information to new and existing shareholders as well as trade show participation intended to raise the company’s profile in the marketplace. Prior results have been reclassified to conform to the new presentation. Second quarter investor services decreased slightly from $26,524 in 2004 to $19,188 for 2005. Similarly, marketing expense decreased from $31,371 in 2004 to $22,265 in 2005. Travel costs associated with trade show participation have also decreased from $22,131 in 2004 to $7,964 in 2005. The change to a strategic marketing focus rather than trade show participation is primarily responsible for the changes in expenditures.

Management Discussion and Analysis

Exploration expenditures, excluding those by joint-venture partners, totaled $410,551 ($137,892), and property acquisition costs totaled $4,783 ($3,118). These costs were offset by joint venture reimbursements totaling $16,742 ($12,320). There were no option proceeds during the second quarter of 2005 while during the same period in 2004 cash and share payments totaling $33,230 were received. Exploration tax credits earned for the second quarter are only $1,161 since the remainder of exploration expenditures will be renounced to flow-through investors in the private placement completed during the quarter.

Two factors come into play when comparing the current fiscal year to the second quarter of 2004. The first is the completion of earn-in for the Thorn property which substantially reduced joint venture management fees while at the same time increasing the company’s share of exploration expenditures. Expenditures on the Thorn property increased from $5,480 in 2004 to $309,496 in 2005. The second factor was the addition of the Walker Lane Alliance project in Nevada, where exploration can proceed during the winter months when other properties are inaccessible due to weather. Exploration under the Walker Lane Alliance nearly doubled the customary exploration expenditure during the first quarter. Total expenditures on Walker Lane alone are $114,188 in the first half of 2005 compared to total exploration expenditures of $177,908 for all projects in the same period in 2004.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 7,997 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a fairly protracted history of exploration; beginning in earnest in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphides in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit. A technical report covering previous work programs was filed on SEDAR on February 23, 2004.

A reconnaissance program of geochemical sampling, mapping and prospecting was undertaken in the second quarter of 2005. A follow-up drill program expected to include 1750 m of drilling started in late August and will test silver mineralization discovered at the Blind Fault area in 2004 and other target areas prospective for hosting VMS deposits on the property. Murray Jones, P.Geo. is the Qualified Person for the project, as defined by NI 43-101.

Management Discussion and Analysis

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 15,000 hectares, is a joint venture with CANGOLD Limited who holds a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper-bearing veins have represented the prime exploration target on the Thorn property to date. A technical report was filed on SEDAR on May 25th 2005.

During the second quarter of 2005, a program of geological mapping, prospecting, Induced Polarization (IP) geophysics and diamond drilling was completed on the Thorn Property. A total of 391 rock, 342 soil and 50 silt samples were taken, primarily near the margins of the Thorn Stock and over the volcanic rocks adjacent to it. An additional 17.4 line kilometres of IP grid were surveyed adjoining the 2004 grid and refining the Talisker Zone. Two diamond drill holes were completed to follow up on the 2004 results while two other holes were drilled testing a new chargeability high anomaly, near the Cutty Sark showing. A fifth drill hole was completed on the Balvenie IP anomaly. In total, the five holes drilled during this program comprised 655.8 metres. Hole THN05-37 intersected 4.2 m averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper, extending the Talisker Zone mineralization 100 metres along strike  Robert F. Brown, P. Eng., is the Qualified Person for the project, as defined by NI 43-101.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,960 hectares, is currently optioned to Serengeti Resources Inc. A second claim group, called the Wave, which covers 1,190 hectares, was jointly staked by the Company and Serengeti Resources. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives, A technical report was filed on SEDAR on December 23, 2004.

During July 2005, Rimfire completed a program of diamond drilling totalling 967 metres in eight diamond drill holes. Both the 36 Zone gold discovery, where TIDE 04-03 averaged 1.0 g/t gold over 129.4 metres, and the 52 Zone vein structure, where surface sampling in 2004 returned grades in grab samples up to 593 g/t gold and 14,708 g/t silver, were drilled. Geological mapping, prospecting, infill rock and soil sampling and trenching were also carried out in the course of the current program. David Caulfield, P.Geo. is the Qualified Person for the project, as defined by NI 43-101.

William’s Gold

The William’s Gold Property is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The property, covering 9,228 hectares, consists of two distinct gold- and gold-copper-bearing prospects The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The North prospect, located 3 kilometres to the north, is a poorly explained 0.5 km2 gold-copper soil geochemical anomaly centred on a prominent gossan. A technical report was previously filed on SEDAR on July 30, 2003.

Management Discussion and Analysis

During the quarter, a short field program was undertaken to investigate the North prospect for its porphyry copper-gold potential. Work consisted of mapping, prospecting, and soil sampling. Henry J. Awmack, P.Eng is the Qualified Person for the project, as defined by NI 43-101.

Kizmet Project

The Kizmet Project is a joint venture with Barrick Gold Corporation. The Company contributed claims totalling 27,939 hectares while Barrick contributed claims covering an area of 67,865 hectares. Rimfire’s claims were staked to the northwest of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property. A technical report has not been filed for this work which is preliminary in nature. Geological highlights include discovery of several precious metal-rich base metal veins, a zone of precious metal-rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphide.

During the second quarter of 2005, Barrick has undertaken a reconnaissance program to evaluate the 960 square kilometre property.

Expenditures by the Company on the British Columbia properties during the quarter ended July 31, 2005 were:

	Kizmet	RDN	Thorn	Tide	Williams Gold
Acquisition costs	$ 4,783	$ -	$ -	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	88,908	-	-
Camp and support	103	75	26,427	326	106
Chemical analysis	-	-	6,962	-	-
Drafting	-	-	368	50	50
Drilling and trenching	-	-	14,700	-	-
Equipment rentals	309	-	1,610	798	-
Freight	-	-	4,975	-	-
Geophysical surveying	-	-	28,044	-	-
Materials and supplies	-	-	16,848	-	736
Maps and reproduction	34	-	321	602	160
Professional fees	1,185	365	76,613	4,876	874
Project management	-	-	40,244	78	180
Recording and filing fees	22	-	-	-	1,628
Travel	222	146	3,476	202	-
	1,875	586	309,496	6,932	3,734

Exploration tax credits	(109)	-	(1,257)	-	(15)
Joint venture payments	-	-	(6,822)	(364)	-
	1,766	586	301,417	6,568	3,719

Management Discussion and Analysis

	Kizmet	RDN	Thorn	Tide	Williams Gold
Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Period	189,506	761,116	670,313	(58,780)	194,865
End of Period	$ 196,055	$ 761,702	$971,730	$(52,212)	$ 198,584

United States

Walker Lane

Walker Lane exploration alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map.

During the first quarter of 2005, Rimfire used the neural network technology to help identify specific targets for investigation. During the second quarter work consisted of compilation and interpretation of data collected during site evaluations in the first quarter. No mineral properties have been acquired within this defined area.

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of six claim groups totaling 46,520 acres. The ER-Ogo-Fire and Eagle claim groups are currently optioned to AngloGold (U.S.A) Exploration Inc. The Beverly, Bou, Boundary, and S.E. Surf groups are wholly owned by Rimfire Alaska, Ltd. Two distinct, but related, target types have emerged on these properties:  (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the seven claim groups has demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties. A technical report for the Alaska properties was previously filed on SEDAR on February 23, 2004.

A decision was made in August to allow the Scot group of claims to lapse. No work has been completed on these claims this year. Payment of cash instead of completing field work was not considered to be a justifiable expenditure.

Expenditures by the Company for projects located within the United States during the quarter ended July 31, 2005 were:

Management Discussion and Analysis

	Walker Lane	Alaska
(all amounts in Canadian Dollars)
Acquisition costs	$ -	$ -

Exploration costs
Camp and support	10,590	-
Chemical analysis	15,356	-
Drafting	152	-
Equipment rentals	4,075	-
Materials and supplies	268	-
Maps and reproduction	1,805	-
Professional fees	31,668	-
Project management	175	-
Travel	5,285	-
	69,374	-

Option proceeds	-	-

Cumulative Net Expenditures
Beginning of Period	80,275	23,707
End of Period	$ 149,649	$ 23,707

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,822 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson Property, consisting of 38 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

The Yukon Targeted Exploration Initiative is a joint venture with Newmont Canada Limited focused on grass-roots exploration within a defined area. Costs incurred during 2004 were shared equally between the two companies. No claims have been staked within this defined area.

•

Other projects includes property examinations for potential new projects

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended July 31, 2005.

Management Discussion and Analysis

	Adam	Fer	Simpson	Yukon Targeted	Other
Acquisition costs	$ -	$ -	$ -	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-	764
Camp and support	-	133	-	-	45
Chemical analysis	-	-	-	-	104
Drafting	-	-	-	475	-
Maps and reproduction	-	-	-	-	178
Professional fees	-	-	-	1,046	4,994
Project management	-	-	-	61	109
Recording and filing	-	10,500	-	-	-
Travel	-	-	-	-	145
	-	10,633	-	1,582	6,339

Exploration tax credits	-	-	-	-	220
Joint venture payments	-	(7,306)	-	-	-
	-	3,327	-	1,582	6,559

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Period	62,311	100,802	71,955	187,703	17,944
End of Period	$62,311	$104,129	$71,955	$189,285	$ 24,503

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated in accordance with the Company’s use of the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

Quarter Ended	Mineral Property Revenue	Income (loss)	Income (loss) per share
July 31, 2005	$ 15,891	$ (561,774)	$ (0.03)
April 30,2005	40,590	(226,570)	(0.01)

Management Discussion and Analysis

Quarter Ended	Mineral Property Revenue	Income (loss)	Income (loss) per share
January 31, 2005	89,691	(680,298)	(0.04)
October 31, 2004	184,254	(307,839)	(0.02)
July 31, 2004	54,516	(299,310)	(0.03)
April 30, 2004	85,877	(208,233)	(0.01)
January 31, 2004	66,120	(394,160)	(0.02)
October 31, 2003	53,614	(130,327)	(0.01)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. Now that the Company is acquiring mineral property interests in Nevada, exploration will continue throughout all quarters of the year and it is anticipated that quarterly expenditures will show less seasonal variability.

1.6

Liquidity

The Company’s working capital as of July 31, 2005 was $2,730,544, comprised primarily of term deposits and other forms of cash, compared to $2,809,216 at the end of January and $3,530,502 as of July 31, 2004. The Company expects that current working capital will be sufficient for the 2005 and 2006 fiscal years.

The Company’s issued and outstanding shares stood at 18,544,787 on July 31, 2005. A non-brokered private placement was completed June 14, 2005 resulting in the issuance of 415,500 shares. During the quarter, 269,567 share purchase warrants were exercised which increased the number of shares from the April 30 balance of 17,859,720 issued and outstanding shares. 830,132 share purchase warrants were exercised subsequent to the end of the quarter resulting in the current issued and outstanding balance of 19,374,919 shares.

As of the date of this report, there are 1,477,500 stock options outstanding to directors, officers and employees with expiry dates ranging from March 2006 to December 2009. It is anticipated that these options will be exercised prior to their expiry dates. In addition, there are 348,620 share purchase warrants at $1.15 which expire September 23, 2005. If all warrants and options were to be exercised, then the number of issued and outstanding shares would increase to 21,201,039 and the company’s treasury would be increased by $1,428,913.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There are no long-term liabilities. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

Management Discussion and Analysis

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance where total expenditures shown below are required by the agreement. If management chooses to continue with exploration the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
RDN	Nil
Thorn	49% of Assessment & filing - $3,230	December 15, 2005
William’s Gold	Assessment & filing - $3,691 Advance royalty payment - $5,000	December 15, 2005
Kizmet	Nil
Tide	Nil
Adam	Nil
Fer	Nil
Alaska properties	Claim rental - $24,025 USD (approximately $31,250 CAD) Assessment & filing - $873 USD (approximately $1,135 CAD)	November 30, 2005 November 30, 2005
Simpson	Assessment & filing - $3,570	September 29, 2005
Walker Lane	Project exploration totalling $300,000 USD (approximately $376,750 CAD)	December 31, 2006

All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Management Discussion and Analysis

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the three months ended July 31, 2005, the Company paid Equity $5,749 (2004 -$93,680) for geological consulting services and $63,125 (2004 - $62,728) for providing general corporate and administrative services composed of $720 for investor services (2004 - $1,298), $24,086 for management services (2004 - $24,122), $2,612 for office (2004 - $4,158), $17,393 for rent (2004 - $9,673) and $18,314 for support services (2004 -$9,020). During the second quarter of 2004 the Company paid Equity $14,457 for insurance under a shared liability policy. This year the Company purchased insurance separately at a cost of $16,729.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

Not applicable

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

Management Discussion and Analysis

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 5 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements for details of shares issued during the quarter and to section 1.6 for discussion of outstanding options and warrants.

Management Discussion and Analysis

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date March 31, 2009	By: “Jason S. Weber”

Jason S. Weber, President